EXHIBIT 11

MEDIWARE INFORMATION SYSTEMS, INC.
Computation of Net Income Per Share
 (in thousands, except for earnings per share)

	Years Ended June 30,
	2010	2009	2008
Basic income per share
Net income	$3,242	$1,574	$728

Weighted-average shares:
Outstanding	7,838	7,651	7,961

Basic income per share	$0.41	$0.21	$0.09

Diluted income per share
Net income	$3,242	$1,574	$728

Weighted-average shares:
Outstanding	7,838	7,651	7,961
Options	28	39	66
Restricted common stock	92	277	278
	7,958	7,967	8,305
Diluted income per share	$0.41	$0.20	$0.09